INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, WI 53233

December 23, 2015

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust – Braddock Multi-Strategy Income Fund
Request for Acceleration

Dear Ms. Dubey:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 715 under the Securities Act and Amendment No. 728 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 23, 2015 be accelerated to December 30, 2015.

Very truly yours,

By:	/s/ Maureen Quill
Maureen Quill
President
Investment Managers Series Trust

Foreside Fund Services LLC
Three Canal Plaza, Suite 100 | Portland, ME 04101

December 23, 2015

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust – Braddock Multi-Strategy Income Fund
Request for Acceleration

Dear Ms. Dubey:

As a principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 715 under the Securities Act and Post-Effective Amendment No. 728 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on December 23, 2015 be accelerated to December 30, 2015.

Very truly yours,

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	President
Foreside Fund Services LLC